                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


               OXFORD RESIDENTIAL PROPERTIES I LIMITED PARTNERSHIP
               ---------------------------------------------------
                                (Name of Issuer)

                 ASSIGNEE UNITS OF LIMITED PARTNERSHIP INTERESTS
                 -----------------------------------------------
                         (Title of Class of Securities)

                                 NOT APPLICABLE
                                 --------------
                                 (CUSIP Number)

                                 PATRICK J. FOYE
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                           COLORADO CENTER, TOWER TWO
                          2000 SOUTH COLORADO BOULEVARD
                             DENVER, COLORADO 80222
                                 (303) 757-8101
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                               September 20, 2000
                               ------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-(f) or 13d-(g), check the following box. [ ]

                                    COPY TO:

                              JONATHAN L. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           300 SOUTH GRAND, 34TH FLOOR
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000

                                   ----------

CUSIP No.   Not Applicable             13D


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                  84-129577

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCES OF FUNDS

                  Not Applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                                  [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                         Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER

         8.       SHARED VOTING POWER

                           6,030

         9.       SOLE DISPOSITIVE POWER

         10.      SHARED DISPOSITIVE POWER

                           6,030

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           6,030

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           25.5%

14.      TYPE OF REPORTING PERSON

                           CO

CUSIP No.   Not Applicable             13D


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  AIMCO PROPERTIES, L.P.
                  84-1275621

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  WC, BK

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                                  [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER

         8.       SHARED VOTING POWER



         9.       SOLE DISPOSITIVE POWER



         10.      SHARED DISPOSITIVE POWER

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           *

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



14.      TYPE OF REPORTING PERSON

                  PN


-----------------------
* See Items (2) and (5)

CUSIP No.   Not Applicable             13D


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  AIMCO-GP, INC.


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCES OF FUNDS

                  Not Applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                                  [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER

         8.       SHARED VOTING POWER



         9.       SOLE DISPOSITIVE POWER

         10.      SHARED DISPOSITIVE POWER



11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           *

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



14.      TYPE OF REPORTING PERSON

                  CO


-----------------------
* See Items (2) and (5)

CUSIP No.   Not Applicable             13D


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  ORP ACQUISITION PARTNERS L.P.


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                                  [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER

         8.       SHARED VOTING POWER

                           4,997

         9.       SOLE DISPOSITIVE POWER

         10.      SHARED DISPOSITIVE POWER

                           4,997

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           4,997

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           21.1%
14.      TYPE OF REPORTING PERSON

                  PN

CUSIP No.   Not Applicable             13D


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  ACQUISITION LIMITED PARTNERSHIP


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCES OF FUNDS

                  Not Applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                                  [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER

         8.       SHARED VOTING POWER

                           4,997

         9.       SOLE DISPOSITIVE POWER

         10.      SHARED DISPOSITIVE POWER

                           4,997

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           4,997

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           21.1%

14.      TYPE OF REPORTING PERSON

                  PN

CUSIP No.   Not Applicable             13D


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  ORP ACQUISITION, INC.


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCES OF FUNDS

                  Not Applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                                  [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER

         8.       SHARED VOTING POWER

                           4,997

         9.       SOLE DISPOSITIVE POWER

         10.      SHARED DISPOSITIVE POWER

                           4,997

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           4,997

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           21.1%

14.      TYPE OF REPORTING PERSON

                           CO

CUSIP No.   Not Applicable             13D


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  OXFORD REALTY FINANCIAL GROUP, INC.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCES OF FUNDS

                  Not Applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                                  [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER

         8.       SHARED VOTING POWER

                           4,997

         9.       SOLE DISPOSITIVE POWER

         10.      SHARED DISPOSITIVE POWER

                           4,997

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           4,997

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           21.1%

14.      TYPE OF REPORTING PERSON

                           CO

CUSIP No.   Not Applicable             13D


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  AIMCO/BETHESDA HOLDINGS, INC.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCES OF FUNDS

                  Not Applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                                  [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER

         8.       SHARED VOTING POWER

                           6,030

         9.       SOLE DISPOSITIVE POWER

         10.      SHARED DISPOSITIVE POWER

                           6,030

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           6,030

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           25.5%

14.      TYPE OF REPORTING PERSON

                           CO

CUSIP No.   Not Applicable             13D


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  AIMCO/BETHESDA HOLDING ACQUISITIONS, INC.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCES OF FUNDS

                  Not Applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                                  [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER

         8.       SHARED VOTING POWER

         9.       SOLE DISPOSITIVE POWER

         10.      SHARED DISPOSITIVE POWER

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           *

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


14.      TYPE OF REPORTING PERSON

                           CO


--------------
     *    See Items (2) and (5).

                                  SCHEDULE 13D


                  This Statement (the "Statement") constitutes the Schedule 13D (the "Schedule 13D") of Apartment Investment and Management Company ("AIMCO"), AIMCO Properties, L.P. ("AIMCO OP"), AIMCO-GP, Inc. ("AIMCO-GP"), ORP Acquisition Partners LP ("ORP"), Acquisition Limited Partnership ("Acquisition"), ORP Acquisition, Inc. ("ORP Acquisition"), Oxford Realty Financial Group, Inc. ("ORFG"), AIMCO/Bethesda Holdings, Inc. ("ABH") and AIMCO/Bethesda Holdings Acquisitions, Inc. ("ABHA"). AIMCO, AIMCO OP, AIMCO-GP, ORP, Acquisition, ORP Acquisition, ORFG, ABH and ABHA are herein referred to as the "Reporting Persons." The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 13D.

(1)      SECURITY AND SUBJECT COMPANY.

                  This Statement relates to the Assignee Units of Limited Partnership Interest ("Units") of Oxford Residential Properties I Limited Partnership, a Maryland limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is Colorado Center, Tower Two, 2000 South Colorado Boulevard, Denver, Colorado 80222.

(2)      IDENTITY AND BACKGROUND.

                  (a)-(c), (f) The principal business of the Reporting Persons is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The principal executive offices of the Reporting Persons are located at Colorado Center, Tower Two, 2000 South Colorado Boulevard, Denver, Colorado 80222. AIMCO, ORP Acquisition and ORFG are Maryland corporations. AIMCO OP is a Delaware limited partnership. AIMCO-GP, ABH and ABHA are Delaware corporations. ORP and Acquisition are Maryland limited partnerships. The executive officers and directors of the Reporting Persons who are corporate entities are listed on Annex I to this Schedule 13D ("Annex I"), which is incorporated herein by reference.

                  Of the 6,030 Units in the Partnership, 1,033 Units are held by ABH and 4,997 Units are held by ORP.

                  Acquisition owns a 59% general partnership interest and a 40% limited partnership interest in ORP. ORP Acquisition owns a 1% general partnership interest in both Acquisition and ORP. ORFG wholly-owns ORP Acquisition.

                  ABH was formed to consummate part of the acquisition described in Item (4) by acquiring a substantial majority of the capital stock of ORFG. (The balance of ORFG was acquired by a previously existing subsidiary of AIMCO.) AIMCO owns 99% of ABH through non-voting preferred stock, Tebet, L.L.C. owns 0.8% of ABH through voting common stock and Peter Kompaniez owns 0.2% of ABH through voting common stock. Mr. Considine is the managing member of Tebet, L.L.C. and he is Chairman of the Board of Directors and Chief Executive Officer of AIMCO. Mr. Kompaniez is Vice Chairman of the Board of Directors and President of AIMCO. See Annex I hereto. The ownership of ABH was structured to satisfy certain REIT requirements.

                  AIMCO OP owns a 45.565% limited partnership interest in Acquisition. In addition, ABHA, which was formed to consummate part of the acquisition, and which is wholly-owned by ABH, currently owns a 25.75% limited partnership interest in Acquisition. In connection with the acquisition, a 27.684% limited partnership interest in Acquisition was placed in escrow. After January 1, 2000, the

27.684% limited partnership interest in Acquisition currently held in escrow will be transferred to AIMCO OP and AIMCO OP will acquire the 25.75% limited partnership interest in Acquisition held by ABHA and will then own a 99% limited partnership interest in Acquisition. AIMCO-GP is the sole general partner of AIMCO OP (owning approximately 1% of the total equity interests). AIMCO-GP is a wholly-owned subsidiary of AIMCO.

                  (d)-(e) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons whose biographies are set forth in Annex I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

(3)      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  AIMCO OP used working capital and the following loan proceeds to finance the transactions described in Item (4) below.

                  AIMCO OP borrowed $279 million to pay the cash portion of the purchase price from Bank of America N.A., Lehman Commercial Paper Inc. and several other lenders, pursuant to a secured term loan with a total availability of $302 million. The borrowers under the term loan are AIMCO Properties, L.P., NHP Management Company and AIMCO/Bethesda Holdings, Inc., and all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. The annual interest rate under the term loan is based on either LIBOR or a base rate which is the higher of Bank of America's reference rate or 0.5% over the federal funds rate, plus, in either case, an applicable margin. The margin ranges between 4.0% and 4.5% in the case of LIBOR-based loans and between 1.0% and 2.0% in the case of base rate loans, based upon the number of months the loan is outstanding. The term loan expires on July 31, 2002. In addition, the term loan limits AIMCO from distributing more than 80% of its Funds From Operations (as defined) (or such amounts as may be necessary for AIMCO to maintain its status as a REIT), imposes minimum net worth requirements and provides financial covenants related to certain of AIMCO's assets and obligations. NHP Management Company and AIMCO/Bethesda Holdings, Inc. are subsidiaries of AIMCO.

                  ABH used working capital to purchase the 1,033 Units.

(4)      PURPOSE OF TRANSACTION.

                  AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. AIMCO OP is the operating partnership for AIMCO. AIMCO's Class A Common Stock is listed and traded on the New York Stock Exchange under the symbol "AIV." Based on apartment unit data compiled as of January 1, 1999, by the National Multi-Housing Council, AIMCO believes that it is the largest owner and manager of multi-family apartment properties in the United States. As of June 30, 2000, AIMCO:

         -        owned or controlled 135,261 units in 483 apartment properties;

         - held an equity interest in 100,441 units in 614 apartment properties; and

         - managed 108,176 units in 705 apartment properties for third party owners and affiliates.

                  On June 28, 2000, AIMCO, AIMCO OP and the principals of Oxford Realty Financial Group entered into a definitive acquisition agreement pursuant to which, on September 20, 2000, AIMCO OP acquired all of the stock and other interests held by officers and directors of the entities which own and control the Oxford properties, for $328 million. As part of such acquisition, the Reporting Persons acquired:

         o the entity which owns the managing general partner of the Partnership (Oxford Residential Properties I Corporation) and the entity which owns the non-managing general partner of the Partnership; and

         o        the direct and indirect interest in the 4,997 Units.

                  In addition, AIMCO OP's executive officers became executive officers and directors of the Reporting Persons and the Partnership's managing general partner, Oxford Residential Properties I Corporation, as set forth on Annex I hereto.

                  The Oxford properties are 167 apartment communities including 36,949 units, located in 18 states. The properties are owned by 167 separate partnerships, subject to mortgage loans totaling $1.4 billion (Oxford's pro rata share of the indebtedness is $555 million). AIMCO, through an affiliate, previously managed 165 of the 167 Oxford properties pursuant to long-term contracts and was previously a stockholder in certain of the Oxford entities.

                  AIMCO OP paid $266 million in cash and $62 million in its Partnership Common units, valued at $45 per Unit. In addition, approximately $19 million of transaction costs have been and will be incurred.

                  Although the Reporting Persons have no present intention to do so, they may acquire additional Units or sell Units. Any acquisition may be made through private purchases, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the prices previously paid for the Units, and may be for cash, limited partnership interests in AIMCO OP, stock of AIMCO or other consideration. The Reporting Persons also may consider selling some or all of the Units they may acquire to persons not yet determined, which may include their affiliates. The Reporting Persons may also buy the Partnership's assets, although they have no present intention to do so. There can be no assurance, however, that the Reporting Persons will initiate or complete, or will cause the Partnership to initiate or complete, any subsequent transaction during any specific time period or at all.

                  The Reporting Persons do not have any present plans or proposals which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership; a purchase or sale or transfer of a material amount of the Partnership's assets; any further changes in the Partnership's managing general partner; any changes in the Partnership's present capitalization, indebtedness or distribution policy; or any other material changes in Partnership's structure or business.

                  The Reporting Persons have been advised that the possible future transactions the managing general partner of the Partnership expects to consider on behalf of the Partnership include: (i) refinancing, reducing or increasing existing indebtedness of the Partnership; (ii) sales of assets, individually or as part of a complete liquidation; and (iii) mergers or other consolidation transactions involving the Partnership. Any such merger or consolidation transaction could involve other limited partnerships in which such managing general partner or its affiliates serve as general partners, or a combination of the Partnership with one or more existing, publicly traded entities (including, possibly, affiliates of the Reporting Persons), in any of which limited partners might receive cash, partnership interests, common stock or other securities or consideration. There is no assurance, however, as to when or whether any of the transactions referred to above might occur. If any such transaction is effected by the Partnership and financial benefits accrue to the limited partners or Unit holders of the Partnership, the Reporting Persons will participate in those benefits to the extent of our ownership of Units.

                  The Reporting Persons or their affiliates may loan funds to the Partnership which may be secured by the Partnership's assets. If any such loans are made, upon default of such loans, the Reporting Persons or their affiliates could seek to foreclose on the loan and related security interest. However, the Reporting Persons expect that consistent with fiduciary obligations of the managing general partner of the Partnership, the general partner will seek and review opportunities (including opportunities identified by the Reporting Persons) to engage in transactions which could benefit the Partnership, such as sales of assets or a combination of the Partnership with one or more other entities.

(5)      INTEREST IN SECURITIES OF THE ISSUER.

                  As set forth in Item (2), ABH owns 1,033 Units and ORP owns 4,997 Units, representing 4.4% and 21.1% of the outstanding Units (a total of 6,030 Units and 25.5%), based on the 23,558 Units outstanding at June 30, 2000.

                  AIMCO and AIMCO-GP may be deemed to beneficially own any interests directly owned by AIMCO OP by each of their relationship with AIMCO OP as set forth in Item (2).

                  AIMCO, Acquisition, ORP Acquisition, ORFG and ABH may be deemed to beneficially own the Units directly owned by ORP by each of their relationship with ORP as set forth in Item (2).

     Accordingly, for purposes of this Statement: (i) ABH is reporting that it shares the power to vote or direct the power to vote and the power to dispose or direct the disposition of the 1,033 Units which it directly owns and the 4,997 Units which ORP direct owns; (ii) ORP is reporting that it shares the power to vote or direct the power to vote and the power to dispose or direct the disposition of the 4,997 Units which it directly owns; (iii) Acquisition, ORP Acquisition and ORFG are all reporting that each shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 4,997 Units which ORP directly owns; and (v) AIMCO is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 1,033 Units which ABH directly owns and the 4,997 Units which ORP directly owns. AIMCO OP, AIMCO-GP and ABHA do not have or share the power to vote or direct the vote nor the power to dispose or direct the disposition of any of these 6,030 Units.

                  On September 28, 2000, ABH purchased in a private transaction, 1,033 Units for $845 per Unit.

(6) CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

                  Not applicable.

(7)      MATERIAL TO BE FILED AS EXHIBITS.

                  (a) Acquisition Agreement, dated as of June 28, 2000, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., NHP Management Company and AIMCO/NHP Properties, Inc., as Buyers, and Leo E. Zickler, Francis P. Lavin, Robert B. Downing, Mark E. Schifrin, Marc

                           B. Abrams, and Richard R. Singleton, as Sellers. (Exhibit 2.1 to AIMCO's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, is incorporated herein by this reference.)

                  (b) Interimcredit Agreement, dated as of September 20, 2000, among AIMCO Properties, L.P., NHP Management Company, AIMCO/Bethesda Holdings, Inc. Bank of America N.A., Lehman Commercial Paper Inc. and several other lenders. (Exhibit (d) to AIMCO's
                           Schedule 13D, dated September 20, 2000, related to Oxford Tax Exempt Fund II Limited Partnership, is incorporated herein by this reference.)

                  (c) Agreement of Joint Filing, dated September 20, 2000, among AIMCO, AIMCO OP, AIMCO-GP, ORP, Acquisition, ORP Acquisition, ORFG, ABH and ABHA.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2000
                                        APARTMENT INVESTMENT AND
                                        MANAGEMENT COMPANY


                                        By: /s/ Patrick J. Foye
                                            ------------------------------------
                                            Executive Vice President


                                        AIMCO PROPERTIES, L.P.

                                        By: AIMCO-GP, INC.
                                             (General Partner)


                                        By: /s/ Patrick J. Foye
                                            ------------------------------------
                                            Executive Vice President

                                        AIMCO-GP, INC.


                                        By: /s/ Patrick J. Foye
                                            ------------------------------------
                                            Executive Vice President


                                        ORP ACQUISITION PARTNERS LP

                                        By: ORP ACQUISITION, INC.
                                             (General Partner)

                                        By: /s/ Patrick J. Foye
                                            ------------------------------------
                                            Patrick J. Foye
                                            Executive Vice President

                                        ACQUISITION LIMITED PARTNERSHIP

                                        By: ORP ACQUISITION, INC.
                                             (General Partner)

                                        By: /s/ Patrick J. Foye
                                            ------------------------------------
                                            Patrick J. Foye
                                            Executive Vice President

                                        ORP ACQUISITION, INC.


                                        By: /s/ Patrick J. Foye
                                            ------------------------------------
                                            Patrick J. Foye
                                            Executive Vice President


                                        OXFORD REALTY FINANCIAL GROUP, INC.


                                        By: /s/ Patrick J. Foye
                                            ------------------------------------
                                            Patrick J. Foye
                                            Executive Vice President


                                        AIMCO/BETHESDA HOLDINGS, INC.


                                        By: /s/ Patrick J. Foye
                                            ------------------------------------
                                            Patrick J. Foye
                                            Executive Vice President


                                        AIMCO/BETHESDA HOLDINGS
                                        ACQUISITION, INC.


                                        By: /s/ Patrick J. Foye
                                            ------------------------------------
                                            Patrick J. Foye
                                            Executive Vice President

                                                                         ANNEX I

                             OFFICERS AND DIRECTORS

         The names and positions of the executive officers of Apartment Investment and Management Company, the Reporting Persons which are corporations, and Oxford Residential Properties I Corporation, the managing general partner of the Partnership, are set forth below. The directors of AIMCO are also set forth below. The two directors of the Reporting Persons which are corporations and Oxford Residential Properties I Corporation are Terry Considine and Peter Kompaniez. Unless otherwise indicated, the business address of each executive officer and director is Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.


                     NAME                                              POSITION
                     ----                                              --------
Terry Considine................................ Chairman of the Board of Directors and Chief Executive
                                                Officer
Peter K. Kompaniez............................. Vice Chairman, President and Director
Thomas W. Toomey............................... Chief Operating Officer
Harry G. Alcock................................ Executive Vice President and Chief Investment Officer
Joel F. Bonder................................. Executive Vice President, General Counsel and Secretary
Patrick J. Foye................................ Executive Vice President
Lance J. Graber................................ Executive Vice President--Acquisitions
Steven D. Ira.................................. Co-Founder and Executive Vice President
Paul J. McAuliffe.............................. Executive Vice President and Chief Financial Officer
James N. Bailey................................ Director
Richard S. Ellwood............................. Director
J. Landis Martin............................... Director
Thomas L. Rhodes............................... Director



                     NAME                              PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                     ----                              ---------------------------------------------
Terry Considine................................ Mr. Considine has been Chairman of the Board of Directors and Chief Executive Officer of AIMCO since July 1994.  Mr.
                                                Considine serves as Chairman of the Board of  Director of
                                                American Land Lease, Inc. (formerly Asset Investors Corporation and Commercial Assets, Inc.), a other public real estate investment trust. Mr. Considine has been and remains involved as a principal in a variety of other business activities.

                     NAME                              PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                     ----                              ---------------------------------------------
Peter K. Kompaniez............................. Mr. Kompaniez has been Vice Chairman of the Board of
                                                Directors of AIMCO since July 1994 and was appointed
                                                President in July 1997.  Mr. Kompaniez has also served as
                                                Chief Operating Officer of NHP Incorporated ("NHP"),
                                                which was acquired by AIMCO in December 1997.  From
                                                1986 to 1993, he served as President and Chief Executive
                                                Officer of Heron Financial Corporation ("HFC"), a United
                                                States holding company for Heron International, N.V.'s real estate and related assets.  While at HFC, Mr. Kompaniez
                                                administered the acquisition, development and disposition of approximately 8,150 apartment units (including 6,217 units that have been acquired by AIMCO) and 3.1 million square
                                                feet of commercial real estate.

Thomas W. Toomey............................... Mr. Toomey served as Senior Vice President -- Finance and
                                                Administration of AIMCO from January 1996 to March 1997,
                                                when he was promoted to Executive Vice President --
                                                Finance and Administration.  Mr. Toomey served as Executive
                                                Vice President -- Finance and Administration until
                                                December 1999, when he was appointed Chief Operating
                                                Officer.  From 1990 until 1995, Mr. Toomey served with
                                                Lincoln Property Company ("LPC") as Vice President/Senior
                                                Controller and Director of Administrative Services of Lincoln
                                                Property Services where he was responsible for LPC's
                                                computer systems, accounting, tax, treasury services and
                                                benefits administration.  From 1984 to 1990, he was an audit manager with Arthur Andersen & Co. where he served real
                                                estate and banking clients.  Mr. Toomey received a B.S. in
                                                Business Administration/Finance from Oregon State University.

Harry G. Alcock................................ Mr. Alcock served as a Vice President of AIMCO from July
                                                1996 to October 1997, when he was promoted to Senior Vice
                                                President -- Acquisitions.  Mr. Alcock served as Senior Vice
                                                President -- Acquisitions until October 1999, when he was
                                                promoted to Executive Vice President and Chief Investment
                                                Officer.  Mr. Alcock has had responsibility for acquisition and financing activities of AIMCO since July 1994.  From
                                                June 1992 until July 1994, Mr. Alcock served as Senior
                                                Financial Analyst for PDI and HFC.  From 1988 to 1992, Mr.
                                                Alcock worked for Larwin Development Corp., a Los
                                                Angeles-based real estate developer, with responsibility for raising debt and joint venture equity to fund land acquisition and development.  From 1987 to 1988, Mr. Alcock worked
                                                for Ford Aerospace Corp.  He received his B.S. from San Jose
                                                State University.

                     NAME                              PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                     ----                              ---------------------------------------------
Joel F. Bonder................................. Mr. Bonder was appointed Executive Vice President, General
                                                Counsel and Secretary of AIMCO effective December 1997.
                                                Prior to joining AIMCO, Mr. Bonder served as Senior Vice
                                                President and General Counsel of NHP from April 1994 until
                                                December 1997.  Mr. Bonder served as Vice President and
                                                Deputy General Counsel of NHP from June 1991 to March
                                                1994 and as Associate General Counsel of NHP Incorporated
                                                from 1986 to 1991.  From 1983 to 1985, Mr. Bonder practiced with the Washington, D.C. law firm of Lane & Edson,
                                                P.C. and from 1979 to 1983 practiced with the Chicago law
                                                firm of Ross and Hardies.  Mr. Bonder received a B.A. from the University of Rochester and a J.D. from Washington
                                                University School of Law.

Patrick J. Foye................................ Mr. Foye was appointed Executive Vice President of AIMCO in May 1998.  He is responsible for acquisitions of
                                                partnership securities, consolidation of minority interests, and corporate and other acquisitions.  Prior to joining AIMCO,
                                                Mr. Foye was a Merger and Acquisitions Partner in the law
                                                firm of Skadden, Arps, Slate, Meagher & Flom LLP from
                                                1989 to 1998 and was Managing Partner of the firm's
                                                Brussels, Budapest and Moscow offices from 1992 through
                                                1994.  Mr. Foye is also Deputy Chairman of the Long Island
                                                Power Authority and serves as a member of the New York
                                                State Privatization Council.  He received a B.A. from
                                                Fordham College and a J.D. from Fordham Law School and
                                                was Associate Editor of the Fordham Law Review.

Lance J. Graber................................ Mr. Graber was appointed Executive Vice President --
                                                Acquisitions of AIMCO in October 1999.  His principal
                                                business function is acquisitions.  Prior to joining AIMCO,
                                                Mr. Graber was an Associate from 1991 through 1992 and
                                                then a Vice President from 1992 through 1994 at Credit
                                                Suisse First Boston engaged in real estate financial advisory services and principal investing.  He was a Director there from 1994 to May 1999, during which time he supervised a
                                                staff of seven in the making of principal investments in hotel, multi-family and assisted living properties.  Mr. Graber
                                                received a B.S. and an M.B.A. from the Wharton School of
                                                the University of Pennsylvania.

                     NAME                              PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                     ----                              ---------------------------------------------
Steven D. Ira.................................. Mr. Ira is a Co-Founder of AIMCO and has served as
                                                Executive Vice President -- Property Operations of AIMCO
                                                since July 1994.  From 1987 until July 1994, he served as
                                                President of Property Asset Management ("PAM").  Prior to
                                                merging his firm with PAM in 1987, Mr. Ira acquired
                                                extensive experience in property management.  Between 1977 and 1981 he supervised the property management of over
                                                3,000 apartment and mobile home units in Colorado, Michigan,
                                                Pennsylvania and Florida, and in 1981 he joined with
                                                others to form the property management firm of McDermott,
                                                Stein and Ira.  Mr. Ira served for several years on the National
                                                Apartment Manager Accreditation Board and is a former
                                                president of both the National Apartment Association and the
                                                Colorado Apartment Association.  Mr. Ira is the sixth individual elected to the Hall of Fame of the National Apartment
                                                Association in its 54-year history.  He holds a Certified
                                                Apartment Property Supervisor (CAPS) and a Certified
                                                Apartment Manager designation from the National Apartment
                                                Association, a Certified Property (CPM) designation from the
                                                National Institute of Real Estate Management (IREM) and he
                                                is a member of the Boards of Directors of the National
                                                Multi-Housing Council, the National Apartment Association and
                                                the Apartment Association of Greater Orlando.  Mr. Ira received a B.S. from Metropolitan State College in 1975.

Paul J. McAuliffe.............................. Mr. McAuliffe has been Executive Vice President of AIMCO since February 1999 and was appointed Chief Financial
                                                Officer in October 1999.  Prior to joining AIMCO, Mr.
                                                McAuliffe was Senior Managing Director of Secured Capital
                                                Corp and prior to that time had been a Managing Director of
                                                Smith Barney, Inc. from 1993 to 1996, where he was senior
                                                member of the underwriting team that lead AIMCO's initial
                                                public offering in 1994.  Mr. McAuliffe was also a Managing
                                                Director and head of the real estate group at CS First Boston from 1990 to 1993 and he was a Principal in the real estate group at Morgan Stanley & Co., Inc. where he worked from
                                                1983 to 1990. Mr. McAuliffe received a B.A. from Columbia
                                                College and an M.B.A. from University of Virginia, Darden
                                                School.

                     NAME                              PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                     ----                              ---------------------------------------------
James N. Bailey................................ Mr. Bailey was appointed a  Director of AIMCO in 1999. In
Cambridge Associates, Inc.                      1973, Mr. Bailey co-founded Cambridge Associates, Inc.,
1 Winthrop Square, Suite 500                    which is an investment consulting firm for nonprofit
Boston, MA  02110                               institutions and wealthy family groups. He is also co-founder, treasurer and director of The Plymouth Rock Company, Direct
                                                Response Corporation and Homeowners's Direct Corporation, all
                                                United States personal lines insurance company. He received his MBA and JD degrees in 1973 from Harvard Business School and Harvard Law School.

                                                Mr. Ellwood was appointed a director of AIMCO in July
                                                1994.  Mr. Ellwood is currently Chairman of the Audit
                                                Committee and a member of the Compensation Committee.
                                                Mr. Ellwood is the founder and President of R.S. Ellwood &
                                                Co., Incorporated, a real estate investment banking firm.
Richard S. Ellwood............................. Prior to forming R.S. Ellwood & Co., Incorporated in 1987,
12 Auldwood Lane                                Mr. Ellwood had 31 years experience on Wall Street as an
Rumson, NJ 07660                                investment banker, serving as:  Managing Director and  senior banker at Merrill Lynch Capital Markets from 1984 to 1987;
                                                Managing Director at Warburg Paribas Becker from 1978 to
                                                1984; general partner and then Senior Vice President and a director at White, Weld & Co. from 1968 to 1978; and in
                                                various capacities at J.P. Morgan & Co. from 1955 to 1968.
                                                Mr. Ellwood currently serves as director of Felcor Lodging
                                                Trust, Incorporated and Florida East Coast Industries, Inc.

                                                Mr. Martin was appointed a director of AIMCO in July 1994
                                                and became Chairman of the Compensation Committee on
                                                March 19, 1998.  Mr. Martin is a member of the Audit
                                                Committee.  Mr. Martin has served as President and Chief
                                                Executive Officer of NL Industries, Inc., a manufacturer of titanium dioxide since 1987.  Mr. Martin has served as
J. Landis Martin............................... Chairman of Tremont Corporation ("Tremont"), a holding
199 Broadway                                    company operating through its affiliates Titanium Metals
Suite 4300                                      Corporation ("TIMET") and NL Industries, Inc. ("NL"), since
Denver, CO 80202                                1990 and as Chief Executive Officer and a director of
                                                Tremont since 1988. Mr. Martin has served as Chairman of
                                                TIMET, an integrated producer of titanium since 1987 and Chief
                                                Executive Officer since January, 1995. From 1990 until its acquisition by a predecessor of Halliburton Company
                                                ("Halliburton") in 1994, Mr. Martin served as Chairman of the
                                                Board and Chief Executive Officer of Baroid Corporation, an
                                                oilfield services company. In addition to Tremont, NL and
                                                TIMET, Mr. Martin is a director of Halliburton, which is
                                                engaged in the petroleum services, hydrocarbon and engineering industries, and Crown Castle International Corporation, a
                                                communications company.

Thomas L. Rhodes..............................  Mr. Rhodes was appointed a Director of AIMCO in July 1994
215 Lexington Avenue                            and is currently a member of the Audit and Compensation
4th Floor                                       Committees. Mr. Rhodes has served as the President and
New York, NY 10016                              Director of National Review magazine since November 1992,
                                                where he has also served as a Director since 1988. From 1976 to 1992, he held various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986 and served as a General
                                                Partner from 1987 until November 1992. He is currently Vice
                                                Chairman of the Board of Directors of American Land Lease,
                                                Inc. He also serves as a Director of Delphi Financial Group and its subsidiaries, Delphi International Ltd., Oracle
                                                Reinsurance Company and The Lynde and Harry Bradley Foundation.

                                INDEX TO EXHIBITS


        EXHIBIT
        NUMBER                               DESCRIPTION
        -------                              -----------
         (a)      Acquisition Agreement, dated as of June 28, 2000, by and among
                  Apartment Investment and Management Company, AIMCO Properties,
                  L.P., NHP Management Company and AIMCO/NHP Properties, Inc.,
                  as Buyers, and Leo E. Zickler, Francis P. Lavin, Robert B.
                  Downing, Mark E. Schifrin, Marc B. Abrams, and Richard R.
                  Singleton, as Sellers. (Exhibit 2.1 to AIMCO's Quarterly
                  Report on Form 10-Q for the quarter ended June 30, 2000, is incorporated herein by this reference.)

         (b)      Interimcredit Agreement, dated as of September 20, 2000, among
                  AIMCO Properties, L.P., NHP Management Company, AIMCO/Bethesda
                  Holdings, Inc. Bank of America N.A., Lehman Commercial Paper
                  Inc. and several other lenders. (Exhibit (d) to AIMCO's
                  Schedule 13D, dated September 20, 2000, related to Oxford Tax
                  Exempt Fund II Limited Partnership, is incorporated herein by this reference.)

         (c)      Agreement of Joint Filing, dated September 20, 2000, among
                  AIMCO, AIMCO OP, AIMCO-GP, ORP, Acquisition, ORP Acquisition,
                  ORFG, ABH and ABHA.